SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GENZYME CORPORATION

(Name of Issuer)

GENZYME BIOSURGERY DIVISION COMMON STOCK OF $0.01 PAR VALUE

(Title of Class of Securities)

372917708

(CUSIP Number)

DAVID M. KNOTT, 485 Underhill Boulevard, Suite 205,

Syosset, New York 11791-3419 (516) 364-0303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 372917708

1.	Name of Reporting Person I.R.S. Identification No. of above Person (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 0 9. Sole Dispositive Power 0 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13-D

On July 1, 2003, Genzyme Corporation (the “Company”) announced that on June 30, 2003 all outstanding shares of Genzyme Biosurgery Division common stock, par value $0.01 per share (the “Biosurgery Stock”), were exchanged for shares of the common stock of the Company. As a result of this exchange, on June 30, 2003, David Knott ceased to own any shares of Biosurgery Stock. The number of shares of Company common stock received by David Knott and his affiliates in the exchange was and is less than five percent (5%) of the total number of outstanding shares of Company common stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ DAVID M. KNOTT
David M. Knott

Dated: July 11, 2003